CALIBRE MINING CORP.
Suite 1250 – 999 W. West Hastings Street
Vancouver, British Columbia, Canada, V6C 2W2

NEWS RELEASE

CALIBRE APPOINTS DR. JOHN A. MCDONALD TO BOARD OF DIRECTORS

June 2, 2008	TSX-V: CXB

Vancouver, British Columbia: Robert D. Brown, President and CEO of Calibre Mining Corp. (TSX-V: CXB) (the “Company” or “Calibre”) is pleased to announce the appointment of Dr. John A. McDonald, Ph.D., P.Geo, to the Board of Directors, effective immediately.

Dr. McDonald has over 40 years experience in the mining industry, most notably as the V.P. Exploration for Winspear Diamonds Inc.; he and his technical team were directly responsible for the discovery and development of the Snap Lake diamond deposit, acquired by De Beers for $305 million in 2000. His diverse career also includes positions as the V.P. Exploration for Diamondex Resources Ltd.; Chief Geologist and Exploration Manager, Western Canada for Esso Minerals Canada; and Professor at both the University of Saskatchewan, Saskatoon and at the Australian National University, Canberra, Australia. Dr. McDonald also served as Interim Director for the Mineral Deposit Research Unit (MDRU) at the University of British Columbia and currently serves on the Board of Directors of Diamondex Resources Ltd., Silver Quest Resources Ltd. and Triex Minerals Corp.

“We are delighted to welcome John to the Calibre Board. His remarkable career, solid business background and technical skills will be a valuable addition to our Board of Directors," stated Robert Brown.

The Company has granted 250,000 stock options to Dr. McDonald at an exercise price of $0.22 valid for a period of five years from the date of grant. The stock options are subject to regulatory approval.

The Company also reports that Mr. Jeff Franzen will be retiring from the Board of Directors. Robert Brown stated, “On behalf of the Calibre Board, I would like to sincerely thank Jeff for his outstanding efforts and invaluable contribution to the Company. Jeff has been an integral part of building and developing the Company over the last four years and we wish him great success in the future.” Mr. Franzen retired from the Board on May 28, 2008.

Calibre Mining Corp. is a TSX Venture Exchange listed company (TSX.V: CXB) that is focused on the acquisition, exploration and development of gold and copper deposits. In addition to the on-going exploration programs in Australia, Calibre is developing a project portfolio in key gold trends in Nevada and continuing to advance the Pt. Leamington gold-zinc massive sulphide deposit in Newfoundland, Canada.

Calibre Mining Corp.

Signed “Robert Brown”
Robert D. Brown, B.Sc., MBA
President and CEO, Director

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward Looking Statements

Safe Harbour Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements including but not limited to those with respect to the price of gold, silver or copper, potential mineralization, reserve and resource determination, exploration results, and future plans and objectives of the Company involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Calibre Mining Corp. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.